

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

April 17, 2014

Allison H. Janell
Blank Rome LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103

Re:     Cornerstone Progressive Return Fund
        Registration Statement on Form N-2
        File Numbers: 333-194703 and 811-22066

Dear Ms. Janell:

Cornerstone Progressive Return Fund (the "Fund") filed a registration statement on March 20, 2014 (the "Registration Statement"). The filing was made for the purpose of registering non-transferable rights ("Rights") to shareholders of the Fund to obtain new shares of the Fund ("Shares"). Based on our review of the Registration Statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its Registration Statement. Please note, however, that the comments we give in one section are applicable to other sections of the Registration Statement that contain similar disclosure, unless otherwise indicated.

## General

1.  In the sections discussing the Fund's investment strategy, please specifically describe the Fund's use of derivatives in a manner customized to proposed Fund operations. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives, as necessary.

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[1] *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

**Prospectus**

Summary

General

1. Please state prominently in the Summary that the Fund's investments have failed to provide adequate income to meet the requirements of the Fund's distribution policy and that the Fund has made return of capital distributions to maintain the distribution policy.

Page 5

2. Please define the term "Prior Rights Offerings" in the Summary. Please explain more fully the reason for the offering that is stated under the third bullet (i.e. that the rights offering will raise more capital because Fund assets have already been used to maintain the Fund's distribution policy).

3. In the fourth bullet under the heading "Purpose of the Offering", the Prospectus states that a portion of the distributions that the Fund made to its shareholders for years 2009-2012 consisted of a return of capital. The "Distribution Paid and NAV Returns from 2007 through 2013" table on page 48 indicates that the Fund made return of capital distributions in 2007 and 2008. Please revise the statement in the Summary.

Page 6

4. Please revise the last bullet under the heading "Purpose of the Offering" in order to clearly describe, in plain English, the situation in which the rights offering can have dilutive effect on shareholders. Furthermore, even though the offering is "expected to be anti-dilutive of all Shareholders" with respect to net asset value, please clarify that non-participating Shareholders' relative percentage ownership, and therefore voting power, will be diluted as a result.

Page 8

5. The Prospectus states that the "Fund's annual portfolio turnover rate is expected to be relatively low, ranging between 50% and 150%." Please revise as turnover rates above 100% are not considered low.

Page 9

6. The Prospectus states that the Shares have frequently traded at a premium "during the past several years." Please include a more specific description of the period covered by this statement.

Page 14

7. Under the heading "Repurchase Agreement Risks," please explain more fully the use of repurchase agreements and accompanying risks.

Page 15

8. Please complete the last sentence of the first paragraph regarding tax implications of returns of capital.

The Offering

Page 20

9. Please confirm that the procedure for allocating Excess Shares if Additional Subscription Privilege subscriptions exceed Excess Shares (under (ii) of the section headed "Additional Subscription Privilege") is determined by reference to shareholders exercising in full their Additional Subscription Privilege requests, and not their Basic Subscription Rights.

Use of Proceeds

Page 28

10. The Prospectus states that the net proceeds of the Offering will be invested in accordance with the Fund's investment objective and policies as soon as practicable after the completion of the Offering. One of the primary reasons stated in the Prospectus for the Offering is that the Offering will provide "additional flexibility in maintaining the Fund's distribution policy." Please confirm whether any portion of the proceeds of the Offering is expected to be used to maintain the distribution policy.

Investment Objective and Policies

Page 29

11. The Prospectus states that the Fund has no intention to use leverage. Please revise to limit to traditional forms of leverage or delete the statement as the Fund has retained flexibility to incur leverage through derivative instruments.

Management of the Fund

Page 44

12. Please disclose the length of service of the Portfolio Manager and state his business experience during the past 5 years. Please include the reference to the Statement of Additional Information ("SAI") required by Item 9.1.c of Form N-2.

13. Please confirm that no disclosure is required in response to Item 9.3 regarding control persons of the Fund.

**Statement of Additional Information**

Forward Looking Statements

Page B-1

14. Please include a statement that forward-looking statements are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933.

Investment Restrictions

Page B-3

15. The SAI states that one of the Fund's non-fundamental policies is that the Fund "may not write, purchase or sell put or call options on securities or stock indices." Please reconcile the policy with Prospectus disclosures which state that the Fund may purchase options to "augment its investment positions."

Independent Trustees

Page B-4

16. Please provide dates for each trustee's principal occupation(s) in the past 5 years. Please provide the same information with respect to officers of the Fund.

Board Composition and Leadership Structure

Page B-10

17. Please provide additional disclosure why the Fund believes that the Board leadership structure is the most appropriate structure, specifically why the Fund does not have a lead independent trustee.

Allocation of Brokerage

Page B-16

18. Please disclose that any research or other benefits received by the Adviser from a broker-dealer, for transactions where the Fund will be "paying-up", will qualify for the safe harbor provisions under Section 28(e) of the Securities Exchange Act of 1934

\* \* \* \* \* \*

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the Registration Statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Should you have any questions regarding this letter, please contact me at (202) 551-6908.

Sincerely,


/s/ Asen Parachkevov
Attorney Adviser